
a2a
energie in comune




10015859

FILE NO. 82-4911

AEM SPA

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SUPPL

BY COURIER

May 31, 2010


SEC MAIL PROCESSING
RECEIVED
JUN - 3 2010
WASH, D.C.
211
SECTION

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

dlw 6/15

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

A2A S.P.A.: SHAREHOLDER'S MEETING

Brescia, 31 May 2010 – A2A S.p.A. Shareholder's Meeting met today approved the proposal to distribute a dividend amounting to 0.07 Euros per share will be payable with effect from June 24, 2010, with coupon n.12 detachment on June 21, 2010. The dividend is not up any tax credit and, depending on the beneficiary, is subject to withholding tax on a tax measure that contributes in part to the entire income tax.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 31, 2010

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

A2A sells shareholding in Alpiq

Milan, 31 May 2010 – A2A has today signed contracts for the sale to various private investors of all Alpiq shares held, a total of 1,403,211 shares, or 5.16% of the Swiss company's capital.

The sale price is equal to CHF 310 per share. The proceeds to A2A from the transaction amount to roughly EUR 305 million, after having received dividends of around EUR 8.5 million at the end of April. A2A will accrue earnings of roughly EUR 280 million on the sale that will be booked to this year's profit and loss statement.

The closing of the transaction is expected to take place by the end of this week.

The transaction represents a key aspect of the implementation of A2A's strategy to streamline its invested capital, and to improve its financial position through the sale of non-strategic assets.

Mediobanca - Banca di Credito Finanziario and the law firm, Cleary Gottlieb, have acted as advisors to A2A with respect to the sale.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 25, 2010

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy of the Minutes of the Supervisory Board approval of Financial Statements for 2009.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.

FILE NO. 82-4911

On the twenty-sixth day of April 2010, at 9:30 a.m., the Supervisory Board's meeting of A2A SpA was held at the office located in Brescia, at via Lamarmora no. 230, following a notice of call sent on 20 April 2010.

In addition to the Chairman, Mr. Graziano Tarantini, Esq., the following Messrs. were present:

Mr. Rosario Bifulco	Vice Chairman
Mr. Adriano Bandera	Director
Mr. Giambattista Brivio	Director
Mr. Bruno Caparini	Director
Mr. Gianni Castelli	Director
Mr. Alberto Cavalli	Director
Mr. Stefano Grassani	Director
Mr. Enrico Giorgio Mattinzoli	Director
Mr. Marco Miccinesi	Director
Mr. Massimo Perona	Director
Mr. Norberto Rosini	Director
Mr. Giorgio Sommariva	Director
Mr. Franco Tamburini	Director
Mr. Antonio Taormina	Director

Mr. Fausto Cancelli, the manager responsible for the SGCS, Mrs. Nadia Baruffa from SGCS and Mr. Alberto Girardi, EY Advisor to the Supervisory Board, also attended the meeting.

According to the By-laws, the Chairman, Mr. Graziano Tarantini took the chair of the meeting, while Mr. Luigi Zampaglione, Notary Public, was appointed as secretary to the meeting.

The Chairman then went on to read the agenda of the meeting, and specifically:

1) (*omissis*)
2) (*omissis*)
3) (*omissis*)
4) (*omissis*)
5) Approval of the annual and consolidated financial statements at 31 December 2009; inherent and consequent resolutions.
6) (*omissis*)
7) (*omissis*)
8) (*omissis*)

(*omissis*)

5) SUBJECT: APPROVAL OF THE ANNUAL AND CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2009; INHERENT AND CONSEQUENT RESOLUTIONS

The Chairman recalled that the Supervisory Board is required, pursuant to Article 2409 *terdecies* of the Italian Civil Code and section 22, letter (d), of the by-laws, to approve the 2009 annual and consolidated financial statements of A2A as revolved by the Management Board.
In this regard, he informed that the rules laid down for the disclosure of the documents in question had been regularly complied with.

Specifically:
- the draft separate financial statements and the consolidated annual report (consolidated financial statements) relating to the 2009 financial year, with the relevant reports and related annexes, were formally resolved by the Management Board on 24 March 2010, and transmitted to the Supervisory Board on the same date;
- on the same date, the Management Board approved the "Report on Corporate Governance and the Ownership Structures" of A2A;
- on 9 April 2010, the abovementioned drafts were filed, within the terms prescribed by law, with the registered office, together with the reports, pursuant to Article 156 of Legislative Decree no. 58 of 24 February 1998, issued by the Independent Auditors PricewaterhouseCoopers S.p.A. on 9 April 2010, in relation to the abovementioned annual and consolidated financial statements of A2A.

The Chairman informed that the Internal Audit Committee, in its meetings of 18 March 2010, 24 March 2010 (in the context of the Supervisory Board's meeting), 8 April 2010 and 22 April 2010, also with the support of the Manager responsible for the Preparation of corporate accounting documents and of the Independent Auditors PricewaterhouseCoopers S.p.A., checked for compliance with the legal and regulatory provisions concerning the preparation, the layout and the schedules of the financial statements, as well as of the additional accompanying documents.

The Chairman, in his capacity as Chairman of the Internal Audit Committee, then illustrated the preliminary investigation activities carried out for the purposes of the audit and control of the 2009 draft separate and consolidated financial statements of A2A.

In relation to the results of the consolidated financial statements, the Chairman pointed out the following:

In the 2009 financial year, the **Revenues** of the A2A Group reduced by 3%, totalling €/mil. 5,910. This fall was mainly attributable to the trend in unit revenues relating to the sales of energy sources (electricity, gas), whose effect which is mainly attributable to the decline in the prices of raw materials in the international markets (the Euro price of brent oil dropped by about 30% in the year). The loss of the CIP 6/92 incentive on electricity production of the waste-to-energy plant in Brescia and the reduction in the "*perequazione specifica*

aziendale" (psa, specific company equalisation) equalising contributions acknowledged by AEEG [*Autorità per l'energia elettrica e il gas*, Regulatory Authority for Electricity and Gas] relating to previous years and entered in the accounts in the 2008 financial year also heavily affected the level of revenues.
These events were partly offset by the contribution deriving from the acquisition of the French company Coriance and of the Aspem Group, which operates in the district of the Province of Varese.
During the 2009 financial year, electricity sold in the wholesale and retail markets, equal to 26,912 GWh, was in line with 2008. 22,595 GWh were sold in the domestic market (+0.5%), while 4,317 GWh were sold in the foreign markets (+1.6%).
In the financial year under examination, the production of thermoelectric energy increased by 3.4% (9,909 GWh), including the contribution from the new 800 MV CCGT plant in Gissi (2,004 GWh), which entered into commercial operation at the beginning of the year and from the Monfalcone power station (1,144 GWh) which was included in the perimeter of the Group plants in July. The increase in installed capacity more than offset, from a production point of view, the reduction in the load factor of the thermoelectric plants, connected to the fall in demand resulting from the economic situation.
The production of hydroelectric energy (3,175 GWh) increased by 33.3%, also as a result of the contribution from the hydroelectric District in the Calabria region, which was also included in the Group perimeter starting from July 2009.
Sales of gas to end customers or wholesalers, equal to 3,866 million cubic metres, went up +12.9%, as well as the quantities of heat sold through district heating networks, equal to 2,672 thermal GWh (+40%), also thanks to the contribution from the newly-acquired corporate groups Coriance and Aspem.
Coverage of the heat load requirements benefited from the contribution of the cogeneration and waste-to-energy plants of the Group, which produced electricity for a total of 1,618 GWh (+0.7%), of which 278 GWh in France.
The quantity of waste disposed of was equal to 2,657 thousand tons, down by 7.1% compared to the value posted in the previous financial year, this being a further sign of the general recession trend of the domestic economy.
The quantities of gas distributed were equal to 2,049 million cubic meters (+10.2%), while the quantities of electricity totalled 11,321 GWh (-6.9%). The quantities of water distributed and treated amounted to about 102 million cubic metres (+20%) and 55 million cubic metres (-5.2%), respectively.

During the 2009 financial year, **Operational costs** totalled €/mil. 4,391.

Accordingly, **EBITDA** for the year reached €/mil. 1,032, down compared to the 2008 result equal to €/mil. 36 (-3.4%). This fall incorporates, as pointed out above, the effects connected to the loss of CIP 6/92 incentives and to non-recurring regulatory factors, for a total of €/mil. 106, thus pointing out the excellent industrial performance obtained in the course of the financial year.

The contribution to the EBITDA from the businesses is structured as follows:
- the <u>Energy Business</u> reported an increase in the EBITDA, compared to the

2008 result, equal to €/mil. 99. This performance can be attributed to the good performance of both sectors, despite the very difficult economic context (+€/mil. 33 for electricity and +€/mil. 66 for gas).
The improvement in the margins in the electricity sectors was affected by opposite trends: (i) positive trends relating to the efficient management of the portfolio of generation assets under management, the performance of foreign trading activities, the enhancement of environment stocks and the increase in the production of hydroelectric energy and (ii) negative exogenous trends due to the fall in the domestic demand (-6.7%) and a worsening in the foreign balance (+11%) which led to a reduction in margins for domestic production.
The management of the gas portfolio was characterised by a higher margin compared to the previous financial year, also as a result of the hysteresis in the indexing formulas, which had a positive impact in the financial year under examination if compared to the previous financial year.

- the *Heat Business* (cogeneration, district heating and heat management) recorded an increase in the industrial results compared to 2008 (+€/mil. 9), due in particular to the contribution from the French subsidiary Coriance, which was consolidated starting from August 2008, and from Varese Risorse (a company owned by Aspem S.p.A.), which was consolidated starting from the beginning of the year. The improvement in margins was also due to the higher volumes sold to end customers as a result of the increase in the number of customers connected to the district heating networks and of a harsh climate on average.
- the *Environment Business* (integrated management of waste cycles) reported a decrease in the EBITDA equal to €/mil. 99 which was mainly attributable to the loss of the CIP6 incentive in November 2008, relating to electricity produced at the waste-to-energy plant in Brescia (equal to €/mil. 61), as well as to the reduced production activities of the waste-to-energy plant in Brescia for scheduled extraordinary maintenance.
  Such events were only partially offset by increased production at the waste-to-energy plant in Milan and by the positive contribution of the Aspem Group. The business result was also affected by the lower amounts of industrial and urban waste in some of the Group's plants as a result of the economic situation.
- the *Networks Business* (distribution of energy and gas, integrated water cycle) showed a decreased result compared to the 2008 financial year (-€48 million). This change was mainly attributable to the non-recurring effects of tariffs previously mentioned.
- *Other Services and Corporate* showed an increased result of €/mil. 3 passing from -€/mil. 27 in 2008 to –€/mil. 24 in 2009.

At 31 December 2009 the consolidated **Net invested capital** amounted to €/mil. 9,245 and was covered by net equity for €/mil. 4,595 (of which €/mil. 905 refer to minority interests) and by the net financial debt for €/mil. 4,650.
The increase of €/mil. 1,039 in "Net invested capital" compared to 31 December 2008 was mainly due to the effects connected to the demerger of E.ON

Produzione S.p.A. in favour of A2A Produzione S.r.l. (€/mil. 247), the acquisition of 43.7% of the Montenegrin based company EPCG and other minor acquisitions (€/mil. 469), the increase in "Current tax assets and liabilities (€/mil. 117), changes in working capital entered against an entry in equity items (for €/mil. 71) and changes in net current assets.

Net financial position, equal to €/mil. 4,650 at 31 December 2009, increased by €/mil. 1,166 compared to 31 December 2008, as a result of the acquisition of new equity investments (€/mil. 469) substantially referable to the Montenegrin company EPCG, industrial investments in property, plant and equipment and intangible assets (€/mil. 438), the consolidation of the branch of business of E.ON Produzione S.p.A. contributed to the subsidiary A2A Produzione S.r.l. (€/mil. 249), the payment of dividends (€/mil. 301) and charges connected to the so-called "tax moratorium" (€/mil. 284).
These financial outlays were partly offset by the operating cash flows for the financial year, which was positive for €/mil. 575.

Amortisation and depreciation and Provisions and write-downs totalled €/mil. 423 (€/mil. 369 in the previous financial year).
Depreciation of property, plant and equipment and amortisation of intangible assets for €/mil. 363 increased by about €/mil. 55 compared to the previous financial year. The increase is substantially attributed to the entry into operation of the thermo-electric power station in Gissi, which occurred in the first half of the financial year, the acquisitions of the thermo-electric power station of Monfalcone and the power stations in the hydro-electric district in the Calabria region, which was included in the scope of consolidation on 1 July 2009, following the demerger of the branch of business from E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., and the consolidation of the Aspem Group, effective from 1 January 2009.
Provisions and write-downs, equal to €/mil. 60, were substantially in line with the previous financial year (€/mil. 61).

As a result of the dynamics described above, **EBIT** totalled €/mil. 609 (€/mil. 699 at 31 December 2008).

Net **financial charges** came to €/mil. 278 (€/mil. 200 at the end of the 2008 financial year). The increase was mainly due to the interest reported in the notices of assessment concerning the recovery of alleged State Aids towards the former AEM S.p.A. and the former ASM S.p.A. for €/mil. 118. This increase was partially offset by lower financial charges following the reduction in interest rates, even if applied to a higher average net financial debt of the Group. Excluding the impact of interest on the "tax moratorium", net financial charges would be equal to €/mil. 160, down by €/mil. 40 compared to the previous financial year.

The **Share of income and charges from investments valued at equity,** equal to €68 million, showed an increase of €/mil. 8 compared to 31 December 2008.

This increase is connected with the increased contribution deriving in particular from the equity investments held in Edipower S.p.A. and Dolomiti di Energia S.p.A, which were partially offset by the fall in the result of **Transalpina di Energia S.r.l.**.

Other non-operating costs were equal to €/mil. 166 and fully related to the recovery of the capital quota of the so-called "tax moratorium".

Income tax charges, equal to €/mil. 145 (€/mil. 227 million relating to the previous financial year), included about €/mil. 13 relating to the effects of Decree Law no. 112 of 25 June 2008, i.e. the so-called "*Manovra d'Estate*" (Summer Act), which introduced, starting from the first half of 2008, an additional IRES (*Imposta sul reddito delle Società*, Corporate Income Tax) tax of 5.5% for the companies which are active in the sectors of production and marketing of gas and energy. During the financial year, this additional tax was increased to 6.5%.

Net result from non-current assets disposed of or held for sale, equal to €/mil. 19, mainly included the capital gain arising from the demerger of E.ON Produzione S.p.A., previously 20% held, in favour of A2A Produzione S.r.l. and the dividend distributed in the financial year, net of the related taxes, of the investee company Alpiq Holding AG.

As a result of the dynamics described above, **Net profit for the year attributable to the Group**, net of "Minority interests", amounted to €/mil. 80 (€/mil. 316 in 2008), despite the negative impact of the two legislative measures that came about during the year aimed at recovering the alleged "State aids" which, in the opinion of the European Commission, were introduced in the mid-1990s by national provisions of law in order to accelerate the process of privatisation in the public utilities sector. The impact of this recovery on the net profit for the year was equal to €/mil. 244. Net of this effect, the profit would have reported an increase of 2.5% compared to the 2008 financial year when it came to €/mil. 316.

The Chairman acknowledged that the draft 2009 separate and consolidated financial statements of A2A were accompanied, pursuant to Article 154-*bis* of the TUF (*Testo unico della Finanza*, Consolidation Act on Finance) by a certification of the Chairman of the Management Board, in the name and on behalf of the Management Board and of the Manager responsible for the Preparation of the Corporate Accounting Documents about:

(I) the adequacy, with reference to the features of the company, and the actual application of the administrative and accounting procedures for the preparation of annual and consolidated financial statements in the course of 2009;

(II) the consistency with the results of accounting books and records;

(III) the compliance with the applicable international accounting standards endorsed within the European Union pursuant to Regulation (EC) no.

1606/2002 of the European Parliament ad of the Council of 19 July 2002;

(IV) the suitability in giving a true and correct representation of the equity, economic and financial position of the issuer and of the group of companies included in the scope of consolidation.

The certification itself confirms that the Report on Operations includes a reliable analysis of the performance and result of operations, as well as of the position of the issuer and of the group of companies included in the scope of consolidation, together with the description of the main risks and uncertainties to which it is exposed.

The Chairman also acknowledged that the draft 2009 separate and consolidated financial statements of A2A were accompanied, pursuant to Article 156 of Legislative Decree no. 58 of 24 February 1998, by the reports issued by the independent auditors PricewaterhouseCoopers spa which do not report remarks.

In relation to the dividend policy, the Chairman informed that the Internal Audit Committee (i) acknowledged that the Management Board had proposed the distribution of a dividend per ordinary share, equal to € 0.07 and that the dividend will be paid on 24 June 2010 (with the ex-dividend date set at 21 June 2010) and (ii) in light of the in-depth analyses carried out, expressed his favourable opinion as regards the approval by the Supervisory Board of the separate and consolidated financial statements of A2A at 31 December 2009, as well as of the Management Board's proposal to be submitted to the Shareholders' Meeting, within the time limits indicated above, about the allocation of profits and the distribution of the dividend.

The Chairman expressed his gratitude to the Internal Audit Committee, for the in-depth activity performed and for its contribution to the specific duties of the Supervisory Board. This appreciation was also extended to the Manager responsible for the Preparation of Accounting Documents, and to all those who had guaranteed a continuous and qualified support in performing the audit of the financial statements.

After appropriate discussion, in which the Manager responsible for the Preparation of Accounting Documents intervened during the meeting and replied to the requests for clarifications, the Supervisory Board acknowledged the opinion given by the Internal Audit Committee, the documentation and the information provided, as well as the press release to be circulated pursuant to article 114 of the Issuers' Regulation, and unanimously

RESOLVED

to approve the 2009 separate financial statements and the 2009 Annual consolidated report (consolidated financial statements) of A2A, made up of the

Financial statements, the Accounting statements pursuant to Consob resolution no. 15519 of 27 July 2006 and the Notes to the Financial Statements, as well as the 2009 Report on Operations, as approved by the Management Board on 24 March 2010 within the time limits reported above.

The Supervisory Board also gave its favourable opinion as to the proposal of allocation of profits and distribution of dividends submitted by the Management Board and to be submitted for approval by the Shareholders' Meeting; this opinion would be acknowledged in the Supervisory Board's Report to the Shareholders' Meeting prepared pursuant to Article 153 of Legislative Decree no. 58/98.

(*omissis*)

the Secretary	the Chairman
Mr. Luigi Zampaglione	Mr. Graziano Tarantini